UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-41737

Lifezone Metals Limited

2nd Floor, St George’s Court,
Upper Church Street,
Douglas, Isle of Man, IM1 1EE
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐

EXPLANATORY NOTE
On May 5, 2026, Lifezone Metals Limited issued a press release announcing the results of the Annual General Meeting of shareholders held on May 5, 2026. A copy of that press release is furnished as Exhibit 99.1 to this report on Form 6-K.

Exhibit Index

Exhibit	Description of Exhibit
99.1	Press Release, dated May 5, 2026, titled “Lifezone Metals Announces Voting Results from its 2026 Annual General Meeting.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIFEZONE METALS LIMITED

Date: May 5, 2026	By:	_/s/ Spencer Davis_____
	Name:	Spencer Davis
	Title:	Chief Legal Officer